RMB INVESTORS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, WI  53202

December 27, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

RE:	RMB INVESTORS TRUST (THE “TRUST”) Securities Act Registration No: 002-17226
Investment Company Act Registration No: 811-00994

Dear Ms. White:

We are responding to a comment received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) via email on December 20, 2017 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 112 to its registration statement. PEA No. 112 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on December 19, 2017, for the purposes of registering three new series of the Trust, the RMB International Small Cap Fund, RMB International Fund, and RMB Japan Fund (each a “Fund”, and together, the “Funds”). A summary of the Staff’s comment, along with the Trust’s response, is set forth below. In addition, the Trust is providing a revision to correspondence filed with the SEC on December 14, 2017 (Accession Number: 0000894189-17-006582) (“Correspondence”), specifically, a revision to the Trust’s response to Staff Comment No. 5 of that Correspondence in order to reflect what is being disclosed in the definitive form of the Funds’ Prospectus.

Undefined capitalized terms used herein have the same meaning as in PEA No. 112. For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s response.

PROSPECTUS

1.
Staff Comment: Each of the Funds discloses within its principal investment strategies that the Fund’s investments in pooled investment vehicles will primarily consist of investments in ETFs; please confirm supplementally whether each Fund’s investments in pooled investment vehicles will include hedge funds or private equity and, if so, to what extent.

Response: The Trust confirms supplementally that each Fund will not invest in hedge funds or private equity as a part of its principal investment strategy.

REVISION TO CORRESPONDENCE FILED DECEMBER 14, 2017

2.
Staff Comment: Clarify whether value investing will be a part of the Fund’s principal investment strategies, as may be indicated by the Fund’s consideration of “long-term value creation,” and add disclosure where appropriate. This Comment also applies to the RMB International Fund.

Response: The Trust originally undertook to revise the Funds’ principal investment strategy disclosure as follows:

(Summary Section of Prospectus – International Small Cap Fund and International Fund):
“The Fund will buy such quality companies when the Adviser believes companies are mispriced relative to their long-term value creation potential – specifically when the company’s market price is at least 30% below the Adviser’s conservatively assessed intrinsic value of the company.”

(Summary Section of Prospectus – Japan Fund):
“The Fund will seek to buy companies when the Adviser believes the companies have a sustainable competitive advantage, ~~and~~ strong free cash flow and value creation potential.”

(Summary Section of Prospectus – each Fund):
“Value Investing Risk — Value stocks may not increase in price, may not issue the anticipated stock dividends or may decline in price, based upon the market’s belief of the issuer’s intrinsic worth.”

After further consideration, the Trust has revised this disclosure within the definitive form of the Funds’ Prospectus to state the following:

(Summary Section of Prospectus – International Small Cap Fund and International Fund):
“The Fund will buy such quality companies when the Adviser believes their fundamentals are mispriced relative to their long-term potential and when their stock prices reflect reasonable valuations
~~companies are mispriced relative to their long-term value creation potential~~.”

(Summary Section of Prospectus – Japan Fund):
“The Fund will seek to buy companies when the Adviser believes the companies have a sustainable competitive advantage, ~~and~~ strong free cash flow and reasonable valuations relative to their long long-term potential.”

(Summary Section of Prospectus – each Fund):
“Value Investing Risk — Value stocks may not increase in price, may not issue the anticipated stock dividends or may decline in price, based upon the market’s belief of the issuer’s intrinsic worth.”

*   *   *   *   *   *

I trust that the above responses adequately address the Staff’s comments. If you have any additional questions or require further information, please contact me at (626) 914‑7363.

Very truly yours,

/s/ Elaine Richards
Elaine Richards, Esq.
For U.S. Bancorp Fund Services, LLC,
as Administrator to the Trust

CC:	Walter H. Clark, President, RMB Investors Trust
Joseph M. Mannon, Esq., Vedder Price